EXHIBIT 99.1

e-Future Information Technology Inc. Announces Resignation

of Two Directors and Appointment of New Board Member

Beijing April 26, 2007 — e-Future Information Technology Inc. (NASDAQ CM: EFUT), a leading supply chain management software and services provider in China, announced that it has accepted the resignation of L. McCarthy Downs III and Xin Wu as members of the Board of Directors. Regarding these departures, Mr. Adam Yan, e-Future’s Chairman and Chief Executive Officer, stated, “We appreciate and respect the dedication that Mr. Downs and Mr. Wu brought to e-Future and thank them for their efforts. Their service has positively and dramatically impacted e-Future’s development.”

In connection with e-Future’s initial public offering, e-Future granted Anderson & Strudwick, Incorporated the right to nominate a slate of up to two persons to serve on e-Future’s Board of Directors until:

•	the investors who purchased ordinary shares in the initial public offering beneficially owned less than 10% of e-Future’s outstanding ordinary shares; or

•	the trading price per ordinary share was $24.00 or more for any consecutive 15 trading day period.

Mr. Downs was selected as a representative of Anderson & Strudwick pursuant to this arrangement. As both criteria above have been satisfied, Anderson & Strudwick no longer possesses any rights under this arrangement. As such, Mr. Downs tendered his resignation.

Mr. Wu has served e-Future as one of its directors since 2001. Mr. Wu serves as a partner in Shanghai New Margin Ventures, the managing entity of C Tech Fund, one of e-Future’s principal shareholders. C Tech Fund continues to hold a sizable portion of e-Future’s ordinary shares.

On April 20, 2007, e-Future’s Board of Directors appointed Mr. Dennis O. Laing to fill the vacancy created by Mr. Downs’ resignation. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon business and corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Regarding Mr. Laing’s appointment, Mr. Yan stated, “e-Future is excited to announce Mr. Laing’s appointment to its Board of Directors. Mr. Laing’s expertise will provide e-Future significant benefits, and we look forward to his participation in e-Future’s continued growth.”

About e-Future Information Technology Inc.

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future provides software products and services to over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China. e-Future’s clients include Proctor & Gamble, B&Q, the Chang’an Motors/Ford Motors joint venture and other large companies operating in China’s domestic markets, such as GUCCI, Mickey’s Space stores franchised by Disney China, Panric, Haier, Suning, PARKSON, SOGO, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA.

For more information about e-Future, please visit http://www.e-future.com.cn or contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn

CAUTIONARY STATEMENT WITH RESPECT TO

FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about e-Future that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

These statements involve risks and uncertainties, and actual results may differ. Risks and uncertainties include, among others: the effect of competitive and economic factors and e-Future’s reaction to those factors; continued competitive pressures in the e-Future’s market; the continued expansion of the Chinese retail market; the e-Future’s ability to identify and successfully acquire strategic businesses, the e-Future’s ability to leverage its business relationships with its financial partners and the e-Future’s ability to profitably manage its current growth.

e-Future does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2005.